TELEPHONE: 852-2826-8688 FACSIMILE: 852-2522-2280 WWW.SULLCROM.COM PARTNERS WILLIAM Y. CHUA MICHAEL G. DESOMBRE KAY IAN NG CHUN WEI GWEN WONG	28th Floor Nine Queen’s Road Central Hong Kong WITH AFFILIATED OFFICES IN BEIJING • TOKYO MELBOURNE • SYDNEY FRANKFURT • LONDON • PARIS LOS ANGELES • NEW YORK • PALO ALTO WASHINGTON, D.C.

CONFIDENTIAL TREATMENT REQUESTED BY
FEISHANG ANTHRACITE RESOURCES LIMITED

December 17, 2013

Mr. John Reynolds,
Assistant Director,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C., 20549,
U.S.A.

Re:                      Feishang Anthracite Resources Limited
Confidential Submission of
Revised Draft Registration Statement on Form 20-F

Dear Mr. Reynolds:

On behalf of Feishang Anthracite Resources Limited (the “Company”), we enclosed hereinwith a revised draft of the registration statement on Form 20-F (the “Registration Statement”), including (1) a form of deed of non-competition by Feishang Group Limited, Laitan Investments Limited, Mr. Li Feilie, Guizhou Feishang Energy Co., Ltd., and Feishang Anthracite Resources Limited in favor of the Company, which has been attached as Exhibit 4.1 and (2) a revised draft of the information statement (the “Information Statement”) to be distributed to the shareholders of China Natural Resources, Inc. (“CHNR”) in connection with the proposed spin-off of the Company by CHNR (the “Spin-Off”), which has been attached as Exhibit 15.1.

The revised draft of the Information Statement includes the revised draft of the listing document (the “Hong Kong Listing Document”) relating to the proposed listing of the Company’s ordinary shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in connection with the Spin-Off. The revised draft of the Hong Kong Listing Document reflects revisions made in response to the comments received from the Hong Kong Stock Exchange since the last submission of the draft registration statement to the staff (the “Staff”) of the Securities and Exchange Commission on December 11, 2013, and is in substantially the form submitted to the Hong Kong Stock Exchange on December 16, 2013, except for certain omissions as required by the Staff and as described in greater detail in the Information Statement.

CONFIDENTIAL TREATMENT REQUESTED BY
FEISHANG ANTHRACITE RESOURCES LIMITED

As discussed with the Staff, the Company is currently aiming to complete the Spin-Off in January 2014. The Company expects to receive the final round of comments on the Hong Kong Listing Document from the Hong Kong Stock Exchange on December 19, 2013, and the Company intends to finalize and publicly disclose the Hong Kong Listing Document on December 27, 2013 (and, in any event, not later than December 31, 2013, as the financial statements contained in the Hong Kong Listing Document would become “stale” after December 31, 2013 pursuant to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange). Subject to having addressed the Staff’s comments, the Company would also like to publicly file the Registration Statement on December 27, 2013 and request the Staff to accelerate the effectiveness thereof shortly thereafter. We would greatly appreciate the Staff’s assistance in achieving this timetable.

Please direct any questions you may have to the undersigned (tel: 011-852-2826-8632; e-mail: chuaw@sullcrom.com) or Henry Li (tel: 011-852-2826-8677; e-mail: lih@sullcrom.com). Any correspondence or documents may also be faxed to our attention at 1-212-558-3588.

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CONFIDENTIAL TREATMENT REQUESTED BY
FEISHANG ANTHRACITE RESOURCES LIMITED

Questions pertaining to accounting and auditing matters may be directed to Bennett Wai (tel: 011-86-10-5815-3376; e-mail: bennett.wai@cn.ey.com) of Ernst & Young, the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ William Y. Chua p.p.
William Y. Chua

(Enclosures)

cc:	Mr. Bonaventure M.W. Yue
Chief Financial Officer
(Feishang Anthracite Resources Limited)

Mr. Bennett Wai
(Ernst & Young)

Henry Li, Esq.
(Sullivan & Cromwell)

Ms. Erin Wilson
Mr. David Link
(Securities and Exchange Commission)